SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM ________________ TO ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Pharmaceuticals Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA





                  PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN


                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                         DECEMBER 31, 1996 AND 1995 AND
                          INDEPENDENT AUDITORS' REPORT



















PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
   December 31, 1996 and 1995                                      2

  Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 1996 and 1995                  3

  Notes to Financial Statements for the Years Ended
   December 31, 1996 and 1995                                      4

SUPPLEMENTAL SCHEDULES OMITTED:

  The following supplemental schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions For The Year Ended December 31, 1996

  Assets Held for Investment Purposes

  Assets Acquired and Disposed of Within the Plan Year

  Party-In-Interest Transaction

  Obligations in Default

  Leases in Default






















DELOITTE &
  TOUCHE LLP
------------     ------------------------------------------------------
                 250 East Fifth Street          Telephone: (513) 784-7100
                 P.O. Box 5340
                 Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
May 13, 1997


-----------------
Deloitte Touche
Tohmatsu
International
-----------------












PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------
ASSETS                                              1996           1995

INVESTMENTS, At fair value:
 Investment in The Procter & Gamble Master
  Savings Trust                                   $47,310,877    $44,209,301

OTHER                                                     -              600
                                                  -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                 $47,310,877    $44,209,901
                                                  ===========    ===========

See notes to financial statements.




PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------
                                                     1996           1995
ADDITIONS:
 Investment income:
  Equity in net earnings of The Procter &
   Gamble Master Savings Trust                    $ 6,786,952    $ 6,298,377
  Interest                                                         1,019,631
 Transfer from an unaffiliated plan                    65,486         60,156
                                                  -----------    -----------
     Total additions                                6,852,438      7,378,164
                                                  -----------    -----------
DEDUCTIONS - Distributions and other                3,751,462      4,895,748
                                                  -----------    -----------

NET INCREASE                                        3,100,976      2,482,416

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                 44,209,901     41,727,485
                                                  -----------    -----------

 End of year                                      $47,310,877    $44,209,901
                                                  ===========    ===========

See notes to financial statements.


PROCTER & GAMBLE PHARMACEUTICALS SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
------------------------------------------------------------------------------


1.       INFORMATION REGARDING THE PLAN

         The following brief description of the Procter & Gamble Pharmaceuticals Savings Plan (the "Plan") is provided for general information only and reference should be made to the Plan agreement for more complete information.

         GENERAL - The Norwich Eaton Employee Savings Plan, began on August 1, 1982 and was modified effective July 1, 1985 to meet the requirements under Internal Revenue Code Section 401(k). Norwich Eaton is a wholly-owned subsidiary of The Procter & Gamble Company ("Company"). During 1986, the assets and liabilities of the Norwich Eaton Employee Savings Plan were transferred to create three plans, one for salaried employees, one for hourly employees and one for Norwich Eaton's Greenville location employees. Effective July 1, 1987, the Greenville plan was terminated in connection with a corporate reorganization. Effective June 30, 1994, the hourly plan was merged into the salary plan which created the Plan.

         CONTRIBUTIONS AND VESTING - In connection with the cessation of contributions to the Plan effective July 1, 1991, as described in Note 6, all participants became fully vested at that date and no new participants were allowed in the Plan after that date.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

         ADMINISTRATION - The Plan is administered by the Procter & Gamble Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of the Company.

         TRANSFER FROM UNAFFILIATED PLAN - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

         PARTICIPANT ACCOUNTS/INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. All guaranteed interest contracts held by Aetna Life Insurance Company matured on June 30, 1995 and the proceeds were transferred to other investment options. Participants may allocate their account in one or all of the following investment options offered by the Plan (Note 4):

         RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

         MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

         MANAGEMENT LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - A fund investing in a balanced portfolio consisting of both equity and fixed securities.

         SMALL COMPANY STOCK FUND - A fund investing in a portfolio of equity securities issued by small companies.

         INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.




The activity and balances in the funds are summarized as follows for the years ended December 31, 1996 and 1995:
                         AETNA                    MANAGEMENT
                       GUARANTEED                   LARGE                   MANAGED    INTER-     SMALL    COMPANY
                        INTEREST     RESERVE       COMPANY     DIVERSIFIED   BOND      NATIONAL  COMPANY   STOCK
                       CONTRACTS      FUND          FUND          FUND       FUND        FUND     FUND      FUND       TOTAL
Net assets available
 for benefits,
 December 31, 1994     $ 25,515,597  $ 4,557,283  $ 9,539,091  $1,596,420  $  519,094                                  $41,727,485

Interest income           1,019,631                                                                                      1,019,631
Equity in net
 earnings of The
 Procter &
 Gamble Master
 Savings Trust                           611,387    4,444,480     981,515     260,995                                    6,298,377
Transfer from an
 unaffiliated plan                        15,629       33,414                  11,113                                       60,156
Distributions to
 participants and
 other                   (2,135,739)  (1,456,886)    (808,385)   (218,148)   (276,590)                                  (4,895,748)
Interfund transfers     (24,399,489)   9,797,583    6,883,166   5,284,423   2,434,317
                       ------------  -----------  -----------  ----------  ----------  --------  --------  ----------  -----------

Net assets available
 for benefits,
 December 31, 1995                    13,524,996   20,091,766   7,644,210   2,948,929                                   44,209,901

Equity in net
 earnings of The
 Procter &
 Gamble Master
 Savings Trust                           636,921    4,847,674   1,051,851     136,427  $ 11,228  $ 60,895  $   41,956    6,786,952
Transfer from an
 unaffiliated plan                        65,486                                                                            65,486
Distributions to
 participants and
 other                                (1,622,886)  (1,173,440)   (616,309)   (338,827)                                  (3,751,462)
Interfund transfers                   (1,936,656)    (350,634)   (248,664)   (467,116)  496,571   881,646   1,624,853
                       ------------  -----------  -----------  ----------  ----------  --------  --------  ----------  -----------

Net assets available
 for benefits,
 December 31, 1996     $       -     $10,667,861  $23,415,366  $7,831,088  $2,279,413  $507,799  $942,541  $1,666,809  $47,310,877
                       ============  ===========  ===========  ==========  ==========  ========  ========  ==========  ===========




2.       SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A. ("Trustee").

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated August 22, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1996 and 1995.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with the Trustee. All Aetna Guaranteed Interest Contracts, which were held outside the Master Trust, matured on June 30, 1995 and the proceeds were transferred to other investment options within the Master Trust.

         Use of a master trust permits the commingling of investments that fund various Company-sponsored benefit plans for investment and administrative purposes. Support records are maintained for the purpose of allocating changes in beneficial interest to the various participating plans. Although assets are commingled in the Master Trust, the trustee maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each Plan's or participant's proportionate interest in the Master Trust.





The following represents the 1996 and 1995 audited financial information regarding the net assets and investment income of the Master Trust:


Assets of the Master Trust at December 31, 1996 are summarized as follows:
                                           MANAGEMENT
                  COLLECTIVE                  LARGE      SMALL      INTER-                                 MANAGED
                   INCOME       COMPANY     COMPANY     COMPANY     NATIONAL     RESERVE      DIVERSIFIED   BOND
                   FUND       STOCK FUND     FUND        FUND         FUND        FUND          FUND        FUND         TOTAL
Investments, at
 fair value       $  -        $44,722,820  $48,644,442  $2,637,484  $1,863,770   $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued interest
 and dividends       -              6,336          263          51          35           382          152          23         7,242
                  ----------  -----------  -----------  ----------  ----------   -----------  -----------  ----------  ------------

Total             $  -        $44,729,156  $48,644,705  $2,637,535  $1,863,805   $32,150,049  $32,299,902  $5,790,377  $168,115,529
                  ==========  ===========  ===========  ==========  ==========   ===========  ===========  ==========  ============
Plan's investment
 in Master Trust  $  -        $ 1,602,237  $23,423,686  $  889,496  $  486,516   $10,630,861  $ 7,851,035  $2,427,046  $ 47,310,877
                  ==========  ===========  ===========  ==========  ==========   ===========  ===========  ==========  ============

Plan's percentage
 ownership
 interest in
 Master Trust        -      %           4%          48%         34%          26%          33%          24%         42%           28%
                  ==========  ===========  ===========  ==========  ===========  ===========  ===========  ==========  ============





Investments held by the Master Trust at December 31, 1996 are summarized as follows:
                  COLLECTIVE                LARGE        SMALL      INTER-                                MANAGED
                   INCOME       COMPANY    COMPANY      COMPANY     NATIONAL     RESERVE     DIVERSIFIED   BOND
                   FUND       STOCK FUND    FUND         FUND         FUND        FUND          FUND       FUND         TOTAL
The Procter &
 Gamble Company
 common stock     $           $43,559,282                                                                             $ 43,559,282
Mutual funds                               $48,644,294  $2,637,437  $1,863,743  $32,085,388  $32,299,639  $5,790,250   123,320,751
Short-term
 investments                    1,163,538          148          47          27       64,279          111         104     1,228,254
                  ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total investments
 at fair value    $  -        $ 1,163,538  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
                  ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:
                  COLLECTIVE                LARGE        SMALL    INTER-                            MANAGED
                   INCOME       COMPANY    COMPANY      COMPANY   NATIONAL  RESERVE     DIVERSIFIED   BOND
                   FUND       STOCK FUND     FUND        FUND      FUND      FUND          FUND       FUND          TOTAL
Net appreciation
 in fair value
 of investments   $50,196     $ 9,402,213  $9,601,531   $170,571  $36,190   $1,717,880  $4,251,429  $316,106      $25,546,116
Dividends                         695,063                                                                             695,063
Interest                          179,397                                        9,911                                189,308
                  -------     -----------  ----------   --------  -------   ----------  ----------  --------      -----------

Total             $50,196     $10,276,673  $9,601,531   $170,571  $36,190   $1,727,791  $4,251,429  $316,106      $26,430,487
                  =======     ===========  ==========   ========  =======   ==========  ==========  ========      ===========

Plan's equity
 in net earnings
 of Master Trust  $  -        $    41,956  $4,847,674   $ 60,895  $11,228   $  636,921  $1,051,851  $136,427      $ 6,786,952
                  =======     ===========  ==========   ========  =======   ==========  ==========  ========      ===========




Assets of the Master Trust at December 31, 1995 are summarized as follows:
                     COLLECTIVE                   MANAGEMENT                                  MANAGED
                      INCOME       COMPANY      LARGE COMPANY   RESERVE        DIVERSIFIED     BOND
                      FUND        STOCK FUND        FUND          FUND            FUND         FUND           TOTAL
Investments, at
 fair value          $1,323,639   $37,568,733   $36,541,114     $35,298,684    $31,385,977    $7,472,474    $149,590,621
Accrued interest
 and dividends                7         4,256           124             317            106             3           4,813
                     ----------   -----------   -----------     -----------    -----------    ----------    ------------

Total                $1,323,646   $37,572,989   $36,541,238     $35,299,001    $31,386,083    $7,472,477    $149,595,434
                     ==========   ===========   ===========     ===========    ===========    ==========    ============

Plan's investment
 in Master Trust            -             -     $19,704,619     $14,157,202    $ 7,451,609    $2,895,871    $ 44,209,301
                     ==========   ===========   ===========     ===========    ===========    ==========    ============

Plan's percentage
 ownership interest
 in Master Trust            -             -              54%             40%            24%           39%             30%
                     ==========   ===========   ===========     ===========    ===========    ==========    ============




Investments held by the Master Trust at December 31, 1995 are summarized as follows:
                     COLLECTIVE                   MANAGEMENT                                MANAGED
                      INCOME       COMPANY      LARGE COMPANY   RESERVE      DIVERSIFIED     BOND
FAIR VALUE            FUND        STOCK FUND       FUND          FUND           FUND         FUND           TOTAL
The Procter &
 Gamble Company
 common stock                     $36,625,140                                                            $ 36,625,140
Registered
 investment
 companies           $1,323,613                                                                             1,323,613
Mutual funds                                    $36,540,976    $35,233,082   $31,385,838    $7,472,367    110,632,263
Short-term
 investments                 26       943,593           138         65,602           139           107      1,009,605
                     ----------   -----------   -----------    -----------   -----------    ----------   ------------

Total investments
 at fair
 value               $1,323,639   $37,568,733   $36,541,114    $35,298,684   $31,385,977    $7,472,474   $149,590,621
                     ==========   ===========   ===========    ===========   ===========    ==========   ============




Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:
                     COLLECTIVE                   MANAGEMENT                                 MANAGED
                      INCOME      COMPANY       LARGE COMPANY   RESERVE       DIVERSIFIED     BOND
                      FUND       STOCK FUND         FUND          FUND           FUND         FUND           TOTAL
Net appreciation
 in fair value
 of investments      $600,245    $16,178,665    $ 8,040,240    $ 1,663,854    $ 6,229,037    $1,051,580    $ 33,763,621
Dividends                            772,124                                                                    772,124
Interest                             130,871                         9,098                                      139,969
                     --------    -----------    -----------    -----------    -----------    ----------    ------------

Total                $600,245    $17,081,660    $ 8,040,240    $ 1,672,952    $ 6,229,037    $1,051,580    $ 34,675,714
                     ========    ===========    ===========    ===========    ===========    ==========    ============

Plan's equity in
 net earnings
 of Master Trust         -              -       $ 4,444,480    $   611,387    $   981,515    $  260,995    $  6,298,377
                     ========    ===========    ===========    ===========    ===========    ==========    ============




5.       DISTRIBUTIONS PAYABLE

         Distributions payable to participants as of December 31, 1996 and 1995 are approximately $296,000 and $1,123,000, respectively.

6.       DISCONTINUATION OF CONTRIBUTIONS

         Effective July 1, 1991, the Company elected to discontinue all contributions to the Plan. All Plan participants became fully vested in their individual participant accounts, effective June 30, 1991, without regard to the Plan's three-year vesting requirement. Plan participants became eligible to participate in the Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective July 1, 1991.

                                   * * * * * *




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                    Procter & Gamble Pharmaceuticals
                                    Savings Plan







                                    /S/JOSEPH R. LAWHEAD
Date:  June 27, 1997                ---------------------------------------
                                    Joseph R. Lawhead
                                    Member, Benefits Committee




                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche